February 6, 2020

Matthew Derby, Staff Attorney,

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Atomic Studios, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed January 14, 2020 File No. 024-11119

Dear Mr. Derby:

On behalf of Atomic Studios, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 27, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response in red to each comment immediately thereafter.

Instruction 1 to the Signatures page. Form 1-A Amended as of January 14, 2020 Description of Business, page 35

1.	We note your statement that: "Ad supported videos are projected to surpass $43B in revenue this year." Since your company is a start-up with negligible revenues to date, this statement could be misleading. Please remove.

Removed

Atomic Fan Club Membership, page 39

2.	We note your response to prior comment 11. We also note that you indicate "tokens holders" will be able to use their tokens as part of their fan club membership. Please revise to discuss how tokens will be issued, if they will utilize blockchain technology, and whether they will have any monetary value or be transferable between parties.

By posting on social media and referring friends and family members to Atomic Studios and the Atomic.video site, subscribers will receive Atomic Tokens or Incentive Loyalty points (these will not use blockchain technology and will have no monetary value) giving these recipients the opportunity to join Atomic Studios Fan Clubs. These are not transferrable between user accounts.

Management's And Analysis of Financial Condition and Results of Operations Forward Looking Statements, page 42

3.	Since your common stock is considered a penny stock, reliance upon the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available. Please remove.

Removed

The Team, page 46

4.	We note your response to prior comment 6. Please revise to provide the material terms of the consulting agreements.

Consultant Compensation

Generally, on signing of a consulting agreement, Consultant shall receive a fee of shares of Company Class A Common Stock. Such stock shall bear a restrictive legend. As further consideration, for future work done, Consultant shall receive the usual remuneration as agreed between the Parties at such time as Client shall need Consultant's services.

1-A: Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings Experts

Experts, page 56

5.	We reiterate our prior comment 9. Please amend your filing to include the audit report of Dennis, Duncan & Covington LLP dated October 25, 2019, with respect to your financial statements as of August 31, 2019 as referenced in its consent in Exhibit 11.2. Further refer to Instruction (c)(1)(ii) of Part F/S of the Form 1-A.

Included

Notes to Financial Statements, page 64

6.	Please clarify your reference to receiving working capital from a "parent company."

Funding is coming from unaffiliated companies.

Part III- Exhibits

Exhibit 11.2, page III-1

7.	We note the consent of Dennis Duncan & Covington LLP is dated December 20, 2019. In your next amendment, please include a currently dated auditor's consent as an updated Exhibit to your Form 1-A.

Included

General

8.	We note your response to prior comment 12. Please revise to discuss whether the company owns or licenses the productions listed throughout the offering statement. In that regard, we note that the company has nominal assets and license expenses and it is unclear how the company acquired its current library of content as identified in the Programming Line Up section on page 37. In addition, provide the material terms any purchase or license agreements.

This has been changed by altering the order of paragraphs, removing certain series titles and adding a section heading "Atomic TV Streaming Service."

9.	Please revise to tell us what, if any, copyright interests or agreements you have related to the Star Trek franchise. In that regard we note that CBS and Paramount Pictures have released guidelines regarding the production and distribution of Star Trek fan films that significantly restrict the commercialization of such productions. Please revise throughout to address potential copyright concerns and how you intend to comply with the guidelines for fan films released by CBS and Paramount Pictures and the impact it will have on your business. See Star Trek Fan Films, Guidelines for Avoiding Objections at http://https://www.startrek.com/fan-films

The following two completed feature productions have been filmed by the producers under non-affiliated production companies.

"Star Trek: Of Gods and Men" and "Star Trek: Renegades" were produced prior to the new CBS Fan Film Guidelines and said guidelines do not apply to films produced retroactively. The two films are being provided license free, and Atomic TV will stream them at no charge to the public (both subscribers and non-subscribers).

There will be no impact on the Company should these two films be removed from its Content Library since they will not be monetized.

Signatures, page III-2

We note that Mr. Sky Conway has signed in capacities as "Principal Financial Officer and Principal Accounting Officer" in lieu of Mr. Frank Zanca who you named as your Chief Financial Officer on page 45. If a signature is by a person on behalf of any other person, evidence of authority to sign must be filed with the offering statement. Refer to

Amended

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux